FROM THE PLAYBOOK OF JOHNNY



Logline

Haunted by the legacy of Tim Tebow, a young quarterback wrestles with reconciling his athletic aspirations and his commitment to his Christian faith, embarking on a journey of self discovery.



Synopsis

Johnny Jett has loved the game of football since he was a young boy. His dream is to follow in the footsteps of his hero, Tim Tebow, star quarterback and Christian evangelist, and eventually become a minister when his playing days are over. But that is not an easy route for a young man these days as he faces peer pressures and various temptations. From his high school days in small-town Conway, Texas to his college adventures at Tyler Christian and the University of Texas, Johnny navigates numerous challenges including conflicts with coaches, college professors, and young women. Themes of faith, integrity, and a search for the truth guide Johnny as he strives to find his true direction in life.


JOHN
Bible Dictionary



Genre & Tone

- Genre: Romantic Sports Drama / Spiritual Coming-of-Age
- Tone: Heartfelt, Emotionally challenging – blending the physical grit of *American Underdog* with spiritual introspection inspired by *Conclave*.

TEASERS

To view Teasers visit: www.playbookofjohnny.com

HERO


JOHN
3:16
Bible Dictionary

LOVE



TEMPTATION



FOOTBALL





Why This Film?

- **Consistent Audience Demand**

The demand for sports drama genre movies remain strong worldwide, consistently ranking among the top-performing categories in cinema.

- **Proven Box-Office Success**

Recent sports dramas movies such as King Richard and The Boys In The Boat have achieved box office success with inspiring stories about overcoming adversity and triumph.

- **Emotional Resonance**

At its heart, **From The Playbook Of Johnny** is a story about following your dreams, determination to succeed, and searching for truth – universal themes that transcend age, culture, ideology, and geography.

Target Audience

- Ages 13 - 65
- Sports drama fans, faith-friendly audiences, viewers of American Underdog, Conclave, The Blind Side, and Remember the Titan
- Ideal for both theatrical release and streaming (e.g., Netflix, Prime, faith-friendly platforms)



Key Characters

- Johnny Jett
- Pastor Anderson
- Susan Anderson
- Professor Sherman


83






TEXAS



Dream Cast





Johnny – Alex Sampson

Susan –

Pastor Anderson – John Hamm

Professor Sherman – Matt Czuchry





Johnny Team



- Producer - William Cooke
- Exec Producer - Franco Sama
- Entertainment Atty – Joshua Biletsky
- Graphics – Ankur Makadiya



William A. Ćooke

Hi everyone, I’m Bill Cooke, the screenwriter and producer of the upcoming movie “**From the Playbook of Johnny.**” I’d like to take a moment to share what makes this movie project truly special and why I believe it’s a film worthy your support.

Before diving into the story, let me share a bit about myself. In addition to being a screenwriter and producer, I’m a retired dentist, a businessman, and a private aircraft pilot. Like the main character, Johnny Jett, I grew up playing quarterback during my junior high and high school days. Roger Staubach, who played college football for the Navy Midshipmen, was my hero and I wanted to be just like him. I also played three years of college football at Rice University and coached my sons in youth sports. And it was courses from the Rice University Department of Religion that provided my first introduction to critical studies of the Bible’s New Testament.

This film is deeply personal to me, inspired by my own life experiences, and the invaluable lessons I’ve learned from the many mentors who have guided me along the way. All the characters in the story, however, are purely fictional. And lastly, I want to make it clear that the storyline is not an attempt to alter, change, or modify anyone’s personal religious beliefs. There is no proselytizing.

“This project is not just a film; it’s a labor of love. I believe in its potential to touch hearts and create a lasting impact.”



Franco Sama

Independent feature film producer Franco Sama brings over two decades of experience in independent film development, production, and financing to the *Johnny* team. Based out of Hollywood, California, Sama has Executive Produced and produced/co-produced an impressive array of over thirty (30) independent feature films, including, most notably, the hilariously dark comedy, "Guns, Girls and Gambling," starring Gary Oldman, Christian Slater, and Dane Cook, which acquired distribution from Universal Home Entertainment. In addition to being a long-standing member of the Producers Guild of America (PGA), Sama is an equity owner/partner for the Sydney, Australia based company, Greenlight Entertainment Group



Joshua Biletsky

Joshua Biletsky provides legal services to the "Johnny" team as our entertainment and business attorney. Based out of Hollywood, California, Joshua is a graduate the University of Arizona and Southwestern Law School. He will be advising us on our fundraising activities along with other facets of the movie production that require contractual obligations.

Director & Actors

Director: [TBD] — Ideally someone with experience in emotionally driven sports and faith-friendly work.

Actors: {TBD} - Budget limits may require that Professor Sherman be the only A-list actor that we will pursue. Johnny, Susan, and Pastor Anderson will likely be younger, emerging actors who fit our vision and are more affordable.

Note: Casting depends on fundraising. The more we raise, the stronger the director and cast we can secure.


20:20
35
33 22 25 28

Budget & Timeline

Budget : 4 M (moderate Indie-level with strong production value)

Production Timeline: 6-week shoot, Fall 2026

Locations: Southern U.S. (Texas or Louisiana for tax incentives)

Comparable Films

The following films were used to produce the analysis in this. For each film, a full breakdown of box office and video revenue in each territory was compiled using a mixture of official studio reports and Nash Information Services, LLC's analytical models. The median performance for the movies in each territory was then used to create investor scenarios for *The Playbook of Johnny*.

In the table below, we summarize the financial performance for each of the comparison films across the theatrical, home video/digital and the TV and ancillary markets. The estimated revenue collected by the production companies for each movie is calculated based on a standard distribution model where the studio pays P&A costs, charges a 30% distribution fee, and has industry average overheads for advertising, currency conversion, guild fees, etc. Note that a film will have a "collected revenue" figure of $0 under this model if the distributor did not earn enough to cover marketing costs of the film.

	Revenue			Producer Profit and Loss		
Film Name	Theatrical	Home Video and Digital	TV and Ancillary	Production Budget	Collected Revenue	Profit/(Loss)
The Blind Side	$305,705,794	$273,883,282	$49,175,173	$35,000,000	$225,945,693	$190,945,693
Sound of Freedom	$250,638,123	$109,421,656	$62,633,111	$14,500,000	$154,367,759	$139,867,759
Rudy	$22,750,363	$136,916,030	$16,498,297	$12,000,000	$79,428,345	$67,428,345
The Rookie	$80,491,516	$139,343,075	$15,683,849	$22,000,000	$73,522,757	$51,522,757
His Only Son	$13,506,715	$10,807,147	$5,972,348	$250,000	$12,716,252	$12,466,252
Draft Day	$29,847,480	$93,962,769	$7,876,670	$25,000,000	$33,467,400	$8,467,400
The Gospel	$2,719,296	$43,316,980	$5,082,510	$4,000,000	$11,907,605	$7,907,605
Grace Unplugged	$2,507,159	$16,398,049	$2,508,999	$1,700,000	$7,308,200	$5,608,200
All Saints	$5,946,247	$13,984,412	$2,927,684	$2,000,000	$4,226,149	$2,226,149
The Way Back	$26,524,989	$68,139,987	$10,980,750	$30,000,000	$30,831,759	$831,759
Indivisible	$3,589,633	$9,239,646	$1,073,664	$2,700,000	$1,833,279	($866,721)
Blue Like Jazz	$595,018	$1,855,458	$177,471	$1,200,000	$0	($1,200,000)

Domestic Analysis



Net Revenue Breakdown by Scenario
1e7
3.0
2.5
2.0
1.5
1.0
0.5
0.0
−0.5
Revenue (USD)
Breakeven
Low
Medium
High
Net Theatrical Revenue
Net Video Revenue
Net TV Revenue
Net Ancillary Revenue

NASH INFORMATION SERVICES, LLC

FILM COMP ANALYSIS
THE PLAYBOOK OF JOHNNY

Domestic Analysis

The Domestic Analysis shows the returns from the domestic (US + Canada) market, based on the median performance of the comparison films, assuming the distributor charges a 30% distribution fee and deducts expenses before making payments to the production company.

	Breakeven	Low	Medium	High
Revenue Multiplier vs. Median Projection	**46%**	**50%**	**100%**	**200%**
Theatrical Revenue:	$4,115,603	$4,471,573	$8,943,146	$17,886,292
Less Theatrical Rentals:	($1,852,021)	($2,012,208)	($4,024,416)	($8,048,831)
Gross Theatrical Revenue to Distributor:	$2,263,582	$2,459,365	$4,918,730	$9,837,461
Less Distribution Fee:	($679,075)	($737,810)	($1,475,619)	($2,951,238)
Less Advertising Costs:	($5,073,620)	($5,073,620)	($5,073,620)	($5,073,620)
Less Advertising Overhead:	($507,362)	($507,362)	($507,362)	($507,362)
Less Print Costs:	($1,193,176)	($1,193,176)	($1,193,176)	($1,193,176)
Less Distributor Overheads:	($940,019)	($940,019)	($940,019)	($940,019)
Net Theatrical Revenue:	**($6,129,670)**	**($5,992,621)**	**($4,271,066)**	**($827,954) A**
Video Revenue:	$13,364,353	$14,520,273	$29,040,545	$58,081,090
Less Retail Profit and Manufacturing Costs:	($3,799,511)	($4,128,141)	($8,256,281)	($16,512,563)
Gross Video Revenue to Distributor:	$9,564,842	$10,392,132	$20,784,264	$41,568,527
Less Distribution Fee:	($2,869,453)	($3,117,640)	($6,235,279)	($12,470,558)
Less Video Marketing Costs:	($507,362)	($507,362)	($507,362)	($507,362)
Less Advertising Overhead:	($50,736)	($50,736)	($50,736)	($50,736)
Less Distributor Overheads:	($76,104)	($76,104)	($76,104)	($76,104)
Net Video Revenue:	**$6,061,187**	**$6,640,290**	**$13,914,782**	**$28,463,766 B**

Domestic Analysis (Continued)

Video Revenue:	$13,364,353	$14,520,273	$29,040,545	$58,081,090	
Less Retail Profit and Manufacturing Costs:	($3,799,511)	($4,128,141)	($8,256,281)	($16,512,563)	
Gross Video Revenue to Distributor:	$9,564,842	$10,392,132	$20,784,264	$41,568,527	
Less Distribution Fee:	($2,869,453)	($3,117,640)	($6,235,279)	($12,470,558)	
Less Video Marketing Costs:	($507,362)	($507,362)	($507,362)	($507,362)	
Less Advertising Overhead:	($50,736)	($50,736)	($50,736)	($50,736)	
Less Distributor Overheads:	($76,104)	($76,104)	($76,104)	($76,104)	
Net Video Revenue:	**$6,061,187**	**$6,640,290**	**$13,914,782**	**$28,463,766**	**B**
Gross TV Revenue:	$2,068,256	$2,247,145	$4,494,291	$8,988,581	
Less Distribution Fee:	($620,477)	($674,144)	($1,348,287)	($2,696,574)	
Net TV Revenue:	**$1,447,779**	**$1,573,002**	**$3,146,003**	**$6,292,007**	**C**
Gross Ancillary Revenue:	**$261,303**	**$283,904**	**$567,809**	**$1,135,617**	
Less Distribution Fee:	**($78,391)**	**($85,171)**	**($170,343)**	**($340,685)**	
Net Ancillary Revenue:	**$182,912**	**$198,733**	**$397,466**	**$794,932**	**D**
Net Revenue Attributable to Production Co.:	**$1,562,209**	**$2,419,403**	**$13,187,186**	**$34,722,751**	**A+B+C+D**
Less Domestic Advance:	$0	$0	$0	$0	
Less Studio Overhead on Advance:	$0	$0	$0	$0	
Domestic Overage:	**$1,562,209**	**$2,419,403**	**$13,187,186**	**$34,722,751**	

International Analysis

International Analysis

The International Analysis shows the returns from international markets based on the median performance of the comparison films. The analysis assumes a consistent distribution model overseas, where distributors charge a 30% distribution fee and deduct advances and expenses before making payments to the production company.

	Breakeven	Low	Medium	High
Revenue Multiplier vs. Median Projection	**46%**	**50%**	**100%**	**200%**
Theatrical Revenue:	$462,609	$502,622	$1,005,243	$2,010,486
Less Theatrical Rentals:	($254,435)	($276,442)	($552,884)	($1,105,767)
Gross Theatrical Revenue to Distributor:	$208,174	$226,180	$452,359	$904,719
Less Distribution Fee:	($62,452)	($67,854)	($135,708)	($271,416)
Less Advertising Costs:	($375,135)	($375,135)	($375,135)	($375,135)
Less Advertising Overhead:	($37,513)	($37,513)	($37,513)	($37,513)
Less Print Costs:	($134,117)	($134,117)	($134,117)	($134,117)
Less Distributor Overheads:	($76,388)	($76,388)	($76,388)	($76,388)
Net Theatrical Revenue:	**($477,431)**	**($464,827)**	**($306,502)**	**$10,150 A**
Video Revenue:	$3,322,929	$3,610,339	$7,220,678	$14,441,355
Less Retail Profit and Manufacturing Costs:	($1,169,353)	($1,270,493)	($2,540,987)	($5,081,974)
Gross Video Revenue to Distributor:	$2,153,577	$2,339,845	$4,679,691	$9,359,381
Less Distribution Fee:	($646,073)	($701,954)	($1,403,907)	($2,807,814)
Less Video Marketing Costs:	($37,513)	($37,513)	($37,513)	($37,513)
Less Advertising Overhead:	($3,751)	($3,751)	($3,751)	($3,751)
Less Distributor Overheads:	($5,627)	($5,627)	($5,627)	($5,627)
Net Video Revenue:	**$1,460,612**	**$1,591,000**	**$3,228,892**	**$6,504,675 B**


International Analysis: Net Revenue Comparison
1e6
Net Theatrical Revenue
Net Video Revenue
Revenue (USD)
0
1
2
3
4
5
6
Breakeven
Low
Medium
High

International Analysis (Continued)

Gross TV Revenue:	$363,730	$395,190	$790,379	$1,580,758	
Less Distribution Fee:	($109,119)	($118,557)	($237,114)	($474,227)	
Net TV Revenue:	**$254,611**	**$276,633**	**$553,265**	**$1,106,531**	**C**
Net Revenue Attributable to Production Co.:	**$1,237,791**	**$1,402,805**	**$3,475,655**	**$7,621,356**	**A+B+C**
Less International Advances:	$0	$0	$0	$0	
Less Distributor Overheads on Advances:	$0	$0	$0	$0	
International Overage:	**$1,237,791**	**$1,402,805**	**$3,475,655**	**$7,621,356**	

Production Financing and Distribution Assumptions

Production Budget:	**$4,000,000**
Pre-Production Government Incentives/Grants:	0%
Post-Production Tax Rebate:	30%
Production Company Share of Production Costs:	100%
Production Company Equity Share:	100%
Theatrical Distribution Fee:	30%
Home Video Distribution Fee:	30%
TV Distribution Fee:	30%
Ancillary Distribution Fee:	30%
Pre-Production Domestic Advance:	$0
Post-Production Domestic Advance:	$0
Pre-Production International Pre-Sales:	$0
Post-Production International Advances:	$0
Studio Overhead on Advances:	15%
Investor Preferred Return:	20%
Investor Participation Beyond Preferred Return:	50%

Other Assumptions Used in Calculations

Domestic Theatrical Rental Rate:	45%
International Theatrical Rental Rate:	55%
Domestic Video Retail Margin:	17%
Domestic Video Wholesale Overheads:	10%
International Video Retail Margin:	17%
International Video Wholesale Overheads:	15%
Domestic Video Rental Margin:	30%
International Video Rental Margin + Overhead:	40%
Video Advertising vs. Theatrical Advertising:	10%
International Ad Rates vs. Domestic Ad Rates:	70%
Distributor Advertising Overhead:	10%
Other Distributor Overheads (Taxes, Guild Fees etc.) vs. P&A Budget:	15%

Marketing & Distribution Strategy



- Festival runs: Sundance, Tribeca, Toronto, Austin
- Cross-promotional reach: College sports networks and podcasts, Faith-friendly organizations
- Influencer-driven campaigns: Athletes who overcame adversity, spiritual evangelists

Financial Overview

Comparable titles:

- The Blind Side: $29M budget / $309M gross
- American Underdog: $25M / $26M (plus long-tail streaming)
- Conclave: $20M / $127M

Revenue streams: theatrical, VOD, streaming licensing, international presales, publishing tie-ins (book/playbook)

The Ask

We are seeking USD 4 M in financing, with:

120% investor recoupment

50/50 profit split thereafter

Eligibility for Section 181 tax deduction (U.S. based investors)